COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
 AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY
Corporate Tax Registry (CNPJ/M.F) n.º 47.508.411/0001 -56

MINUTES OF THE BOARD OF DIRECTORS’
MEETING HELD ON JUNE 22, 2005

DATE, TIME and PLACE: Held on June 22, 2005, at 20:30 o’clock, in the Company’s registered office, in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, N.º 3.142.

COMPOSITION OF THE DESK: President: Abílio dos Santos Diniz; Secretary: Marise Rieger Salzano.

CALL NOTICE AND ATTENDANCE: The call of the members of the Board of Directors was dismissed, in the terms of Paragraph 2nd, Article 15 of the Company’s By Laws, in view of the attendance of the totality of the members of the Board of Directors.

AGENDA: (i) Election of the Board of Directors’ Executive Secretary and definition of its attributions; (ii) Election of the members of the Company’s Executive Officers’ Committee and indication of their respective specific designations; (iii) Definition of the attributions of each member of the Company’s Executive Officers Committee; (iv) Indication of the Officers that shall represent the Company in the terms of paragraphs 1st, 2nd and 3rd of Article 26 of the Company’s By Laws; (v) Definition of the attributions of each Special Committee: (a) Audit Committee; (b) Human Resources and Compensation Committee; (c) Financial Committee; (d) Innovation and Development Committee; and (e) Intitucional Marketing and Social Responsibility Committee; and (vi) Election of the members of the Special Committees.

RESOLUTIONS: Beginning the works, the Directors analysed the items of the agenda and unanimously resolved:

(i) in the terms of Article 17 of the Company’s By Laws, elect as Board of Director’s Executive Secretary, Ms. Marise Rieger Salzano, Brazilian citizen, married, lawyer, bearer of the Identity Card RG n.º 6.094.481, enrolled with the Individual Taxpayer’s Registry under n.º

769.207.048 -20, resident and domiciled in the Capital of the State of São Paulo, with commercial address at Av. Brigadeiro Luiz Antonio, 3172, who shall be responsible for the organization of the meetings, elaboration of the agenda and drawing up the Minutes of the Board of Directors Meetings;

(ii) in the terms of Article 20 of the Company’s By Laws, elect the members of the Company’s Executive Officers Committee, for a term of office of 3 (three) years, and define their respective specif designations, being elected as Chief Executive Officer (CEO): Augusto Marques da Cruz Filho, Brazilian citizen, married, economist, bearer of the Identity Card RG n.º 5.761.837 -9 SSPSP, enrolled with the Individual Taxpayer’s Registry under n.º 688.369.968 -68 resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, 3172; as Extra Hypermarket Officer: Jean Henri Albert Armand Duboc, French citizen, technologist, judicially separated, bearer of the Foreigners Identity Card RNE V213873-S, enrolled with the Individual Taxpayer’s Registry under n.º 215.724.318 -65, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, 3172; as Pão de Açúcar Supermarket Officer: José Roberto Coimbra Tambasco, Brazilian citizen, divorced, business administrator, bearer of the Identity Card RG n.º 7.659.908 SSPSP, enrolled with the Individual Taxpayer’s Registry under n.º 966.121.508 -15, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, 3172; as Comprebem/Sendas Supermarket Officer: Hugo Antonio Jordão Betlem, Brazilian citizen, married, business administrator, bearer of the Identity Card RG n.º 99793489 SSPSP, enrolled with the Individual Taxpayer’s Registry under n.º 012.204.568 -88, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, 3172; as Commercial Officer: César Antonio Suaki, Brazilian citizen, married, engineer, bearer of the Identity Card RG n.º 5.060.752 SSPSP, enrolled with the Individual Taxpayer’s Registry under n.º 076.350.928 -04, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, 3172; as Managing Officer: Enéas César Pestana Neto, Brazilian citizen, married, accountant, bearer of the Identity Card RG n.º 11.383.698 -3 SSPSP, enrolled with the Individual Taxpayer’s Registry under n.º 023.327.978 -40, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, 3172; as Investments and Construction Officer: Caio Racy Mattar, Brazilian citizen, married, civil engineer, bearer of the Identity Card RG n.º 5.396.320 SSPSP, enrolled with the Individual Taxpayer’s Registry under n.º 034.118.768 -24, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, 3172; as Human Resources Officer:

Maria Aparecida Fonseca, Brazilian citizen, divorced, licensed in mathemathics, bearer of the Identity Card RG n.º 5.500.897 SSPSP, enrolled with the Individual Taxpayer’s Registry under n.º 987.331.508 -00, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, 3172; and as Financial Market Officer: Fernando Queiroz Tracanella, Brazilian citizen, judicially separated, business administrator, bearer of the Identity Card RG n.º 14.009.159 -2 SSPSP, enrolled with the Individual Taxpayer’s Registry under n.º 153.621.618 -65, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, 3172. The other offices of the Executive Officers Committee shall remain vacant. The Officer herein elected declaired, subjected to the penalties of law, that they have not been disqualified in any of the crimes provided in law that precludes the exercise of the commercial and trade activities, acknowledging the provisions of article 147 of Law n.º 6.404/76. The Officers shall take office in their respective offices by signing their oaths in the Book of Minutes of the Executive Officers Committee. It was cleared by the President that the Officers herein elected that maintain their condition of employees of the Company may resign to the Administrator’s remuneration and chose to maintain their salaries;

(iii) in the terms of paragraph 1st of Article 21 of the Company’s By Laws, define the attributtions of each Company’s Officers, in addition to the attributtions fixed in the By Laws: (1) Extra Hypermarket Officer: (a) coordinate, supervise and manage the company's hypermarket stores chain; (b) prepare proposals for the improvement and expansion of the company's hypermarket stores chain; (c) establish and supervise the implementation of strategies for the stores’ division, including operations, category management and marketing; (d) establish and supervise the development of policies and patterns for sales; (e) establish and supervise policies for relationship with clients, including pricing, promotions and promotional campaigns; (f) establish and supervise policies regarding sales targets, competitiveness policies, operation strategies and pricing; (g) ensure the exchange of information between the commercial and supply chain areas and the management of the Company; and (h) establish and submit to the CEO, for the approval, by the competent body, investments or operating plans for the company's banner; and (i) ensure the safety of the collaborators, clients and facilities of the Company; (2) Pão de Açucar Supermarket Officer: (a) coordinate, supervise and manage the Company's supermarket stores chain; (b) prepare proposals for the improvement and expansion of the Company 's supermarket stores chain; (c) establish and supervise the implementation of strategies for the stores' division, including operations, category Management and marketing; (d) establish and supervise the development of policies and patterns for sales; (e) establish and supervise policies for relationship with clients, including pricing, promotions and promotional campaigns; (f) establish and supervise policies regarding sales targets, competitiveness policies, operation strategies and pricing; (g) ensure the exchange of information between the commercial and supply chain areas and the management of the Company; (h) establish and submit to the CEO, for the approval by the competent body, investment or operating plans for the company's banner; and (i) ensure the safety of the collaborators, clients and facilities of the Company; (3) Comprebem/Sendas Supermarket Officer: (a) coordinate, supervise and manage the Company's supermarket stores chain; (b) prepare proposals for the improvement and expansion of the Company 's supermarket stores chain; (c) establish and supervise the implementation of strategies for the stores' division, including operations, category Management and marketing; (d) establish and supervise the development of policies and patterns for sales; (e) establish and supervise policies for relationship with clients, including pricing, promotions and promotional campaigns; (f) establish and supervise policies regarding sales targets, competitiveness policies, operation strategies and pricing; (g) ensure the exchange of information between the commercial and supply chain areas and the management of the Company; (h) establish and submit to the CEO, for the approval by the competent body, investment or operating plans for the company's banner; and (i) ensure the safety of the collaborators, clients and facilities of the Company; (4) Commercial Officer: (a) coordinate and supervise the products purchase process; (b) prepare proposals of commercial policy and new business and products guidelines, including combined products, as well as proposals of price policy; (c) negotiate with importers and new suppliers, searching for alternatives and providing technical support to their development; (d) establish the Company's products' purchase policy; (e) contribute for the maximization of the revenues of the commercial area, in order to guarantee the competitiveness; (f) ensure the exchange of information between the operational, supply chain and marketing areas for joint decisions; (g) establish the policies and strategies to the receipt, storaging and distribution of products to the stores of the group; (h) ensure the exchange of information between the other areas of the Company (Commercial, Marketing and Operations) to the compliance with the established goals; (i) ensure the technological development necessary to support the logistics operations; (j) ensure the reduction of the operational costs, through the definition of standards and establishment of policies to the deposits and racional utilization of the transportation system; (l) ensure the base of infra-structure necessary to the deposit operations; (m) execute agreements and contracts with suppliers as to obtain greater spreads and bonuses; and (n)

contribute to the increase in sales; (5) Managing Officer: (a) assist the CEO in the supervising, coordination, conduction and management of the Company’s activities and business and carried out all duties and power to him attributed by the CEO; and (b) coordinate, manage, conduct and supervise the administrative, legal, systems and accidents prevention/safety Company's departments; (c) manage the aplications and investments of the Company and represent the Company in the relationship with financial institutions; and (d) elaborate the annual budget and the budget for the following three fiscal years; (6) Investments and Construction Officer: (a) prepare and submit for the approval by the Executive Officers Committee the Company's investment and operating plans or programs for the development of new business, as well as conduct and manage such plans and programs after their implementation; (b) coordinate, manage, conduct and supervise all projects and works of the Company; and (c) coordinate, manage, conduct and supervise the Company's assets; (7) Human Resources Officer: (a) coordinate, manage, conduct and supervise the entire human resources area of the Company; (b) establish the policies for the areas of Remuneration and Benefits, Personnel Development, Internal Communication, Hunting and Selection and other attributions related to Human Resources; (c) ensure the compliance with the law and with the internal routines of the Personnel Administration; (d) ensure the safety of the collaborators, clients and facilities of the Company; (e) ensure the application of the occupational health plans to all employees of the group; and (f) ensure the compliance with the Code of Ethics of the Company; (8) Market Relations Officer: coordinate, manage, conduct and supervise the Company’s efforts in the market relations, as well as act as its representative before the Brazilian Securities Commission (CVM), shareholders, investors, stock exchanges, the Brazilian Central Bank and other agencies related to the activities performed in capital markets;

(iv) (a) appoint the Officers Augusto Marques da Cruz Filho or Caio Racy Mattar or José Roberto Coimbra Tambasco to jointly with another Officer, represent the Company in the granting of powers-of-attorney, in the terms of paragraph 1st, of Article 26 of the Company’s By Laws; (b) appoint the Officers Caio Racy Mattar or José Roberto Coimbra Tambasco, to jointly with the Chief Executive Officer, represent the Company in the acts that entail any kind of acquisition, encumbrance or sale of any Company’s real estate, as well as the granting of powers-of-attorney for such purposes, in the terms of paragraph 2nd of Article 26 of the Company’s By Laws; and (c) appoint the Officers Augusto Marques da Cruz Filho or Caio Racy Mattar or José Roberto Coimbra Tambasco, to jointly with another Officer, represent the Company in the management acts, in the terms of paragrsph 3rd, “a” and “b” of Article 26 of the Company’s By Laws;

(v) establish the following competences to the Special Committees, besides those already set forth in the By-laws of the Company: (a) Audit Committee: (1) to propose to the Board of Directors of the Company the appointment of the independent auditors that will examine the financial statements of the Company, (2) to review the financial statements and the annual and quarterly accounting reports, through discussions with the CEO and/or with the Administrative Officer; (3) to review the internal control systems, and more generally the audit, accounting and management procedures of the Company, through discussions with the CEO and the Administrative Officer, and (4) to review and discuss and present to the Board of Directors any fact or event likely to have a material impact on the financial situation of the Company and/or any of its controlled companies in relation to the obligations and/or risks, compliance with laws and regulations and any material pending litigation, and, more particularly, those matters concerning risk management and identification and prevention of management errors; (b) Human Resources and Compensation Committee: (1) to provide guidelines on the profile of the CEO; (2) to examine candidates to be elected for the Board of Directors of the Company, in light of their business experience, expertise, as well as economic, social and cultural representativeness; (3) to review candidates to be appointed for the Executive Officers Committee of the Company, (4) to review and discuss management compensation and stock option policy for the administrators of the Company; (5) to propose criteria for the assessment of the performance of the administrators of the Company, using similar Brazilian corporations as benchmark; (6) to review the recruitment and hiring methods adopted by the Company and its controlled companies, using similar Brazilian corporations as benchmark; (7) to define the compensation and incentive policies for the officers (“diretores”) of the Company, and (8) to identify individuals within the Company and its controlled companies who could be the future leaders of the Company and follow up the development of their respective careers; (c) Financial Committee: (1) to review the economic and financial viability of the investment plans and programs of the Company; (2) to review and recommend actions for the negotiation of any merger and acquisition or any similar transaction involving the Company and any of its controlled companies (3) to follow up any such transaction and negotiation referred to in item (ii) above, (4) to review the cash flow, indebtedness policy and capital structure of the Company; (5) to accompany and supervise the implementation and accomplishment of the Annual Operating Plan; (6) to accompany the average cost of the capital structure of the Company and make suggestions for modifications whenever deemed necessary; and (7) to review and recommend opportunities related to long term financing transactions for the Company; (d) Innovation and Development Committee: (1) to review the projects related to business and technology innovations as well as to recommend the introduction of innovations on these fields of the Company, (2) to review and propose market opportunities or new business formats to strengthen the growth strategy of the Company; and (3) to review the organic expansion or acquisition plans of the Company; and (e) Institutional Marketing and Social Responsibility Committee: (1) to analyze the Company’s marketing policy and the communication strategy for each of its store formats; (2) to create, prepare and implement the Company’s marketing plans, (3) to create and propose new targets to the Executive Officers Committee (“Diretoria”) of the Company in relation to the institutional marketing of the Company, and (4) to review, recommend and accompany actions regarding development of social responsibility projects involving the Company.

(vi) elect, among the members of this Board of Directors, to compose: (a) the Audit Committee, for a term of office of 3 (three) years: GERALD DINU REISS, Brazilian citizen, married, engineer, bearer of the Identity Card RG N.º 3.175.254, SSPSP, enrolled with the Individual Taxpayer´s Registry under N.º 232.318.908 -53, resident and domiciled in the Capital of the State of São Paulo, at Rua Guilherme Moura, 122 and MARIA SILVIA BASTOS MARQUES, Brazilian citizen, judicially separated, business administrator, bearer of the Identity Card RG N.º 81272167-8 IFP-RJ, enrolled with the Individual Taxpayer’s Registry under N.º 459.884.477 -91, resident in the capital of the State of Rio de Janeiro, and domiciled at Rua do Mercado, 11, being designate GERALD DINU REISS as President. The others members will be appointed by this Board within 40 days from the date hereof; (b) the Human Resources and Compensation Committee, for a term of office of 3 (three) years: ANA MARIA FALLEIROS DOS SANTOS DINIZ D’AVILA, Brazilian citizen, married, business administrator, bearer of the Identity Card RG N.º 12.785.206 -2 SSPSP, enrolled with the Individual Taxpayer’s Registry under N.º 086.359.838 -23, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, nº 3.172, GEYZE MARCHESI DINIZ, Brazilian citizen, married, economist, bearer of the Identity Card RG N.º 20.762.667 -4 SSP/SP, enrolled with the Individual Taxpayer’s Registry under N.º 151.852.958 -56, resident in the capital of the State of São Paulo, and domiciled at Av. Brigadeiro Luiz Antonio, nº 3.172, JEAN-CHARLES HENRI NAOURI, French citizen, divorced, business administrator, bearer of the passport N.º 03KD77041, resident and domiciled in 1 Avenue du Maréchal Maunoury, Paris, France, FRANCIS ANDRÉ MAUGER, French citizen, married, business administrator, bearer of the Foreigner Identity Card RNE V357503-K, enrolled with the Individual Taxpayer’s Registry under N.º 229.535.038 -70, resident and domiciled in the capital of the State of São Paulo, at Rua Timor, n.º 136, remaing vacant one office to future appointment; (c) the Financial Committee, for a term of office of 3 (three) years: ANA MARIA FALLEIROS DOS SANTOS DINIZ D’AVILA, above qualified, JOÃO PAULO FALLEIROS DOS SANTOS DINIZ, Brazilian citizen, judicially separated, business administrator, bearer of the Identity Card RG n.º 12.785.207 -4 SSPSP, enrolled with the Individual Taxpayer’s Registry under n.º 101.342.358 -51, resident in the capital of the State of São Paulo, domiciled at Av. Brigadeiro Luiz Antonio, n.º 3172, HAKIM LAURENT AOUANI, French citizen, married, business administrator, bearer of the French passport n.º 00 HZ 19147, resident and domiciled at 2 rue Octave Feuillet, Paris, France, JACQUES PATRICE MARIE JOSEPH TIERNY, French citizen, married, business administrator, bearer of the passport n.º F0411913, resident and domiciled at 3 ter rue Bellavoine, LE PECQ, France and GERALD DINU REISS, above qualified; (d) the Innovation and Development Committee, for a term of office of 3 (three) years: PEDRO PAULO FALLEIROS DOS SANTOS DINIZ, Brazilian citizen, single, business administrator, bearer of the Identity Card RG n.º 19.456.962 -7 SSPSP, enrolled with the Individual Taxpayer’s Registry under n.º 147.744.788 -14, resident in the capital of the State of São Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172, GEYZE MARCHESI DINIZ, above qualified, FRANCIS ANDRÉ MAUGER, above qualified, JOËL LUC ALBERT MORNET, French citizen, married, business administrator, bearer of the passport n.º 02XD377289, resident and domiciled at 58 Avenue Kléber, Paris, France, remaining vacant one office to future appointment; and (e) the Institutional Marketing and Social Responsibility Committee, for a term of office of 3 (three) years: ANA MARIA FALLEIROS DOS SANTOS DINIZ D’AVILA, JOÃO PAULO FALLEIROS DOS SANTOS DINIZ, FRANCIS ANDRÉ MAUGER, JOËL LUC ALBERT MORNET, GERALD DINU REISS, all above qualified.

The President of the Board of Directors informed that in the next meeting of this Board the President of each Committee shall be designated, in accordance with the Paragraph 1st of Article 19 of the Company’s By-Laws.

The members of the Special Committees shall take office in their respective offices by signing their oaths in the competent book.

APPROVAL AND SIGNATURES: Having nothing further to decide, the meeting was adjourned for the time necessary to draw up these minutes, which were read and approved and signed by those present. São Paulo, June 22, 2005. President – Abilio dos Santos Diniz; Marise Rieger Salzano, Secretary. Signatures: Valentim dos Santos Diniz, Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques and Cândido Botelho Bracher.

True copy of the original.

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
OAB/SP 189.868